UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 2

Autoliv, Inc.

(Name of Issuer)

Common stock, par value $1.00 per share

(represented by Swedish Depositary Receipts each representing one share of Common Stock)

(Title of Class of Securities)

U0508X119

(CUSIP Number)

AMF PENSIONSFÖRSÄKRING AB

113 88 STOCKHOLM, SWEDEN

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. U0508X119

1	Name of reporting persons. AMF PENSIONSFÖRSÄKRING AB
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. SWEDEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 3,111,000 shares
	6	Shared voting power. 2,660,293 shares
	7	Sole dispositive power. 3,111,000 shares
	8	Shared dispositive power. 2,660,293 shares
9	Aggregate amount beneficially owned by each reporting person. 5,771,293 shares
10	Check box if the aggregate amount in row (9) excludes certain shares. (see instructions). ☐
11	Percent of class represented by amount in row (9). 6.4%
12	Type of reporting person. HC

*	AMF PENSIONSFÖRSÄKRING AB is currently the beneficial owner of 5,771,293 shares (each share represented by one Swedish Depositary Receipt) or 6.4% of the Common Stock of Autoliv, Inc. based on 90,532,178 shares outstanding as of October 16, 2014.

CUSIP No. U0508X119

1	Name of reporting persons. AMF FONDER AB
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. SWEDEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 2,660,293 shares
	6	Shared voting power. 3,111,000 shares
	7	Sole dispositive power. 2,660,293 shares
	8	Shared dispositive power. 3,111,000 shares
9	Aggregate amount beneficially owned by each reporting person. 5,771,293 shares
10	Check box if the aggregate amount in row (9) excludes certain shares. (see instructions). ☐
11	Percent of class represented by amount in row (9). 6.4%
12	Type of reporting person. IC

*	AMF FONDER AB is currently the beneficial owner of 5,771,293 shares (each share represented by one Swedish Depositary Receipt) or 6.4% of the Common Stock of Autoliv, Inc. based on 90,532,178 shares outstanding as of October 16, 2014.

This Amendment No. 2 amends and supplements the statement on Schedule 13G initially filed on March 18, 2013, as amended by Amendment No. 1 filed on March 17, 2014. This Amendment No. 2 is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, by AMF PENSIONSFÖRSÄKRING AB and AMF FONDER AB (the “Reporting Persons”).

Item 1(a).	Name of Issuer.

AUTOLIV, INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

Vasagatan 11, 7th Floor, SE-111 20, Box 70381, SE-107 24, Stockholm, Sweden

Item 2(a).	Name of Person Filing.

AMF PENSIONSFÖRSÄKRING AB and AMF FONDER AB

Item 2(b).	Address or Principal Business Office, or, if none, Residence.

113 88 Stockholm, Sweden

Item 2(c).	Citizenship.

Sweden

Item 2(d).	Title of Class of Securities.

Common Stock, par value $1.00 per share (represented by Swedish Depositary Receipts each representing one share of Common Stock)

Item 2(e).	CUSIP No.: U0508X119

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C.78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C.80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.80a-3);

(j)	☒	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(j)	☒	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

AMF PENSIONSFÖRSÄKRING AB is a parent holding company and AMF FONDER AB is an insurance company.

Item 4.	Ownership.

AMF PENSIONSFÖRSÄKRING AB

(a)	Amount beneficially owned: 5,771,293 shares

(b)	Percent of class: 6.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 3,111,000 shares

(ii)	Shared power to vote or to direct the vote: 2,660,293 shares

(iii)	Sole power to dispose or direct the disposition of: 3,111,000 shares

(iv)	Shared power to dispose or to direct the disposition of: 2,660,293 shares

AMF FONDER AB

(a) AMF FONDER AB does not have the power to direct the vote or disposition of any of the securities directly owned by AMF PENSIONSFÖRSÄKRING AB. However, as AMF FONDER AB may be deemed to be a member of a group with AMF PENSIONSFÖRSÄKRING AB, AMF FONDER is deemed to beneficially own 5,771,293 shares.

(b)	Percent of class: 6.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 2,660,293 shares

(iii)	Shared power to vote or to direct the vote: 3,111,000 shares

(iii)	Sole power to dispose or direct the disposition of: 2,660,293 shares

(iv)	Shared power to dispose or to direct the disposition of: 3,111,000 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [            ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

AMF FONDER AB (insurance company and subsidiary of AMF PENSIONSFÖRSÄKRING AB)

Item 8.	Identification and Classification of Members of the Group.

AMF PENSIONSFÖRSÄKRING AB (parent holding company)

AMF FONDER AB (insurance company and subsidiary of AMF PENSIONSFÖRSÄKRING AB)

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, effect, other than activities solely in connection with a nomination under § 240.14a-11.

(b)	The following certification shall be included if the statement is filed pursuant to § 240.13d-1(b)(1)(ii)(J), or if the statement is filed pursuant to § 240.13d-1(b)(1)(ii)(K) and a member of the group is a non-U.S. institution eligible to file pursuant to § 240.13d-1(b)(1)(ii)(J):

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to an insurance company and a parent holding company of an insurance company is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Exhibits.

1.	Joint Filing Agreement, dated March 15, 2013, incorporated herein by reference to Exhibit A on Schedule 13G (filing date March 18, 2013).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2015

AMF PENSIONSFÖRSÄKRING AB

/s/ Ebba Hammerström

Ebba Hammerström
Name/Title

/s/ Anna Hedner

Anna Hedner
Name/Title

AMF FONDER AB

/s/ Gunilla Nyström

Gunilla Nyström
Name/Title

/s/ Per Wiklund

Per Wiklund
Name/Title